

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बॉण्ड विभाग

Shares & Bonds Department
ntral Office,
ite Bank Bhavan, Madame Cama Marg,
mbai 400 021.
/फॅक्स/Fax: 91-22-285 5348



03024117

जा. क्रमांक / No. :

दिनांक / तारीख / Date :

FILE NO. 82.4524

CO/S&B/VR/2003/ 1724. 21.06.2003

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir,

SUPPL

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT
48TH ANNUAL GENERAL MEETING
OF THE SHAREHOLDERS OF THE BANK

We enclose for your information a copy of our letter No.CO/S&B/VR/2003/1721 dated the June 21, 2003 addressed to The Stock Exchange, Mumbai alongwith a copy of Notice dated the 6th June, 2003.

2. Kindly acknowledge receipt of this communicati[illegible] the duplicate copy of this letter in due course.

Yours faithfully,

(Arun Kumar)
GENERAL MANAGER
(Shares & Bonds)

Encl. : a/a.

6/30

हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बॉण्ड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/फॅक्स/Fax: 91-22-285 5348

The Executive Director,
The Stock Exchange, Mumbai,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001.

जा. क्रमांक / No.: CO/S&B/VR/2003/1721

दिनांक / तारीख / Date: 21.06.2003

Dear Sir,

LISTING AGREEMENT
48TH ANNUAL GENERAL MEETING
OF THE SHAREHOLDERS OF THE BANK

In terms of Clause 31(c) of the Listing Agreement we enclose six copies of the Notice dated the 6th June, 2003, issued by our Chairman advising our shareholders that the 48th Annual General Meeting of the shareholders of the Bank will be held at Sri Shanmukhananda Fine Arts & Sangeetha Sabha, Plot No.292, Comrade Harbanslal Marg, Sion(E), Mumbai – 400022(Maharashtra) on Thursday, the 24th July, 2003 at 3.30 P.M.

2. Kindly acknowledge receipt.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)
Encl. a.a

हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.



STATE BANK OF INDIA

CENTRAL OFFICE MUMBAI - 400 021.

NOTICE

The 48th Annual General Meeting of the Shareholders of the State Bank of India will be held at the Sri Shanmukhananda Fine Arts & Sangeetha Sabha, Plot No.292, Comrade Harbanslal Marg, Sion(E), Mumbai - 400022 (Maharashtra) on Thursday, the 24th July, 2003 at 3.30 P.M. for transacting the following business:-

> "to receive the Central Board's Report, the Balance Sheet and Profit and Loss Account of the Bank made up to the 31st March, 2003 and the Auditors' Report on the Balance Sheet and Accounts."



(A.K.PURWAR)
CHAIRMAN

Mumbai.
Date : 6th June, 2003
vk\agm\notice1.doc/8

भारतीय स्टेट बैंक

केन्द्रीय कार्यालय मुंबई - 400 021

सूचना

भारतीय स्टेट बैंक के शेयरधारकों की 48 वीं वार्षिक महासभा श्री षणमुखानंद फाइन आर्टस एंड संगीत सभा, प्लाट नं. 292, कामरेड हरबंसलाल मार्ग सायन (पूर्व), मुंबई - 400 022 (महाराष्ट्र) में बृहस्पतिवार दिनांक 24 जुलाई 2003 को अपराहन 3.30 बजे निम्नलिखित कार्य के निष्पादन हेतु होगी :-

'31 मार्च 2003 तक की केन्द्रीय बोर्ड की रिपोर्ट, बैंक का तुलन-पत्र और लाभ - हानि लेखा तथा तुलन - पत्र और लेखों पर लेखा परीक्षकों की रिपोर्ट प्राप्त करना'

(अरुण कुमार पुरवार)
अध्यक्ष

मुंबई
दिनांक 06 जुन 2003